UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number : 001-05375

Pulse Electronics Corporation

(Exact name of Issuer as specified in its charter)

12220 World Trade Drive, San Diego, CA  92128
(858) 674-8100

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 192

Pursuant to the requirements of the Securities Exchange Act of 1934, Pulse Electronics Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

December 29, 2014	/s/ Michael C. Bond	Senior Vice President and Chief Financial Officer
Date	Name	Title